John L. Reizian
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103-1105
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@LFG.com

VIA EDGAR

September 25, 2013

Mr. Sonny Oh
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC  20549-0506

Re:         Lincoln Life Flexible Premium Variable Life Account S (the “Account”)
The Lincoln National Life Insurance Company (“Lincoln”)
File No. 333-125790; 811-09241; CIK: 0001080299
Post-Effective Amendment No. 20, Form N-6, Rule 485(a)

Dear Mr. Oh:

This is in response to our conversation on August 2, 2103.  Below are the responses to your comments in the order in which they were received.  I will provide a blacklined supplement of these revisions under separate cover.

1.      General Comments

Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will primarily be responsible for paying out on any guarantees associated with the policy.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the policy.

2.      Cover Page

a.
Please confirm that the date of the supplement will be on or about the date of the effectiveness. That the name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.  Also, please change the date on the supplement to May, 1, 2013.

Response:  We would like to confirm that the effective date of the supplement will be on or about October 21, 2013.  We would like to also confirm that we will be filing a delaying amendment on or about October 11th requesting this date.  Also, the contract name on the front cover of the prospectus (Lincoln Corporate Commitment® VUL) is and will continue to be the same as the EDGAR class identifier.  The date has been changed on the supplement to reflect May 1, 2013 as requested.

3.  General Comments

a.	Please define terms specific to this rider..

Response:  Per your request, we have defined all terms that are specific to this rider within the context of the rider.  Otherwise, terms have been defined within the prospectus itself.

b.	Please provide examples for the Target Yield Rate and the Maximum Enhancement Rate. Also please check all figures associated with these examples.

Response: Pursuant to your request we have provided examples for the Target Yield Rate and the Maximum Enhancement Rate and all figures associated with these examples have been verified.

c.	Policy Surrenders – Should this rider be listed in the second paragraph of this section and should it be added to the rider language?

Response:  In an effort to keep all the prospectuses consistent we have replaced the second paragraph under POLICY SURRENDERS with the following:

The Surrender Value of your Policy is the amount you can receive by surrendering the Policy.  This equals the total account value minus the loan balance including any accrued interest, plus any amount that may be provided by a rider.  All or part of the Surrender Value may be applied to one or more of the settlement options.

4.     Part C Other Information

a.	Please identify individual exhibits with letters that correspond to those listed in the instructions to item 26 of Form N-6.

Response:  All exhibits have been revised to correspond with letters as listed in the instructions to item 26 of the Form N-6 and will be filed as part of the Post-Effective Amendment once this rider is deemed effective.

b.	Please confirm to the staff that no custodian agreements, as described in item 26 of Form N-6, will be filed as part of this registration statement.

Response:  We would like to confirm to the staff that no custodian agreements will be filed as part of this registration statement.

c.	Please ensure that item 4(i) is filed by exhibit.

Response:  As requested, item 4(i) will be filed by exhibit as part of the Post-Effective Amendment once this rider has been deemed effective.

d.	Please ensure the footnote referencing the Organizational Chart immediately follows Item 28.

Response:   As requested, we have added the incorporation by reference immediately following Item 28.

12.   Tandy Representation

Lincoln, as Depositor, on behalf of the Registrant, and as Principal Underwriter, acknowledge the following: should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

As always, thank you in advance for your assistance and should you have any questions, please do not hesitate to contact me at 860-466-1539.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel

The Lincoln National Life Insurance Company:
Lincoln Life Flexible Premium Variable Life Account S

Supplement Dated June 20, 2013
To the Product Prospectus dated May 1, 2013 for:

Lincoln Corporate Commitment® VUL

This Supplement to your Lincoln Corporate Commitment® VUL prospectuses describes a new optional rider, the Earnings Stabilization Rider, will be available to policies issued on or after ______________, subject to state availability.  This rider is available only to new purchasers of the Policy and not to current owners.  This rider is designed to help stabilize the Surrender Value of your Policy.

The Earnings Stabilization Rider, if selected, must be elected at the time you purchase your Policy and may not be added at a later date.  Please also note that certain terms used in this supplement are defined within the sentences where they appear or in the relevant provisions of the prospectus.

Please refer to the May 1, 2013 prospectus for a discussion of all other provisions of your Policy that are not discussed in this supplement.

* * * * * * * * * * * * * *

Accordingly, the prospectus dated May 1, 2013 is being amended as follows (in order of how these respective sections appear in the prospectus):

Changes to “YOUR INSURANCE POLICY”, sub-section “Riders”

The following provision has been added to the “Riders” sub-section

Earnings Stabilization Rider: The Policy can be issued with an Earnings Stabilization Rider (“ESR”) at no additional charge.   It must be elected at application and may not be available on all policies.  Availability of this rider is subject to underwriting requirements and may not be elected if you have elected the Adjustable Benefit Enhancement Rider, Customized Benefit Enhancement Rider or the Surrender Value and Loan Spread Enhancement Rider.

In order to receive the full Surrender Value and the Earnings Stabilization Enhancement, you must provide us with six months advance notice in writing of your intent to surrender.  If you request a full surrender without the six months advance notice, you will receive only the Surrender Value of your Policy without any additional amount provided by this rider.  The Earnings Stabilization Enhancement will not be paid.

This rider provides an Earnings Stabilization Enhancement which is an amount that will be added to the Surrender Value provided under your Policy upon an Eligible Surrender.  The Earnings Stabilization Enhancement is available only within the first 10 Policy Years after the Case Date, which is the first policy issued under the Case, shown on your Rider Specification page of your Policy.  An “Eligible Surrender” is a full surrender of the Policy.  Partial surrenders and withdrawals of less than the full amount of your Policy are not Eligible surrenders.  Please note that a full surrender in the course of an exchange of policies pursuant to Section 1035 of the Internal Revenue Code also is not an Eligible Surrender, unless you reside in a state where such an exception is not allowed.  The Earnings Stabilization Enhancement is not an amount or value used when determining whether a Policy will Lapse or in calculating amounts available for Policy loans or partial surrenders.  Also, if you cancel the Policy during the Right To Examine period, the Earnings Stabilization Enhancement is not payable.

Under the terms of the rider, in determining the amount of your Surrender Proceeds, in lieu of the Surrender Value as described in your Policy, we will pay an amount equal to:

1.	The Surrender Value on the date of the Eligible Surrender; plus
2.	The Earnings Stabilization Enhancement, if any.

The Earnings Stabilization Enhancement is calculated each calendar day and is the lesser of (a) or (b), multiplied by (c) where:

(a)      is the Target Enhancement Amount.
(b)      is the Maximum Enhancement Amount.
(c)      is the Earnings Stabilization Multiplier.

(a) Target Enhancement Amount.  On each calendar day, he Target Enhancement Amount is equal to the Target Surrender Value less the Accumulation Value of your Policy and is guaranteed never to be less than zero.  To calculate the Target Enhancement Amount, we first determine the Target Surrender Value.

Target Surrender Value.  On the Policy Date, the Target Surrender Value is equal to the initial premium paid.  Thereafter, on each calendar day, the Target Surrender Value will be calculated as (1), plus (2), minus (3), plus (4), where:

(1)	is the Target Surrender Value as of the prior Monthly Anniversary Day.
(2)	is the sum of all premiums received since the prior Monthly Anniversary Day.
(3)	is the sum of any partial surrenders since the prior Monthly Anniversary Day.
(4)	is daily equivalent interest on items (1) and (2) and (3) calculated using the Target Yield Rate as shown on the Rider Specification Pages and below.

Target Yield Rate.  The Target Yield Rates are not guaranteed and may be changed at any time if future expectations in investment earnings, persistency and/or expenses (including taxes) differ from assumptions made in pricing this life insurance product.  The current Target Yield Rates are:

Policy Years	Target Yield Rate	Policy Years	Target Yield Rate
1	7.0%	6	4.0%
2	6.5%	7	3.0%
3	6.0%	8	2.0%
4	5.5%	9	1.0%
5	5.0%	10	0.5%

(b)  Maximum Enhancement Amount.  The Maximum Enhancement Amount is calculated each calendar day while this Rider is in effect, as the sum of  (1) plus (2) multiplied by (3), multiplied by (4) where:

(1)	is the Maximum Enhancement Premium.
(2)	is the cumulative Maximum Enhancement Premium for each previous Policy Year.
(3)	is the applicable Maximum Enhancement Rate.
(4)	is the Term Blend Adjustment Factor.

Maximum Enhancement Premium.  The Maximum Enhancement Premium for any given year is calculated as the lesser of (1) or (2) where:

(1)	is the sum of the premiums paid during the Policy Year less the sum of any partial surrenders during the Policy Year.
(2)	is the Target Premium for the Policy Year; multiplied by the ratio of the Target Specified Amount to the Basic Policy Specified Amount of your Policy.

Cumulative Maximum Enhancement Rate.  The Maximum Enhancement Rate is not guaranteed and may be changed at any time if future expectations in investment earnings, persistency and/or expenses (including taxes) differ from assumptions made in pricing this life insurance product.  The current annual Maximum Enhancement Rates are:

Policy Years	Maximum Enhancement Rate	Policy Years	Maximum Enhancement Rate
1	13.0%	6	6.0%
2	12.0%	7	4.0%
3	11.0%	8	3.0%
4	11.0%	9	2.0%
5	9.0%	10	1.0%

Term Blend Adjustment Factor. The Term Blend Adjustment Factor is determined at issue and may change as the result of increases, decreases and partial withdrawals.  The Term Blend Adjustment Factor will equal (1) multiplied by (2) plus (3) where:

(1)	is the ratio of the Base Policy Specified Amount to the Target Specified Amount of your Policy, as shown on the Policy Specification page.
(2)	is 0.25
(3)	is 0.75

The Term Blend Adjustment Factor is equal to 1.0 if no term insurance rider is attached to the policy or if the term insurance rider on the policy has been terminated after issue.

(c)  Earnings Stabilization Multiplier.  In the first Policy Year, the Earnings Stabilization Multiplier is calculated on a daily basis as the sum of all Daily Stabilization Factors since the Policy Date divided by the number of calendar days since the Policy Date.  Thereafter, in each subsequent Policy Year the Earnings Stabilization Multiplier is calculated on a daily basis as the sum of the previous 365 Daily Stabilization Factors divided by 365.

The Daily Stabilization Factor.  The Daily Stabilization Factor is calculated daily on each calendar day as (1) minus (2) multiplied by (3), where:

(1)	is 1.
(2)	is 1 minus the Earnings Stabilization Multiplier Floor Rate.
(3)	is the sum of the Fixed Account and money market Sub-Account values of the Policy divided by the Net Accumulation Value.

Earnings Stabilization Multiplier Floor Rate.  The Earnings Stabilization Multiplier Floor Rate is not guaranteed and may be changed at any time if future expectations in investment earnings, persistency and/or expenses (including taxes) differ from assumptions made in pricing this life insurance product.  The current Earnings Stabilization Multiplier Floor Rate is 50.000%.

As noted above, in determining the Earnings Stabilization Enhancement we consider whether or not you have elected a term insurance rider.

For Policies without a Term Insurance Rider.  The following example demonstrates a hypothetical “Earnings Stabilization Enhancement” calculation for the first policy year for a Policy without a term insurance rider.

Sample Policy:

Insured: Male, Standard Non-tobacco, age 40
Base Policy Specified Amount: $750,000
Premium Paid: $25,000
Target Premium: $30,279.95
Ending Accumulation Value: $22,000
Cumulative Target Yield Rate: 5.0%
Maximum Enhancement Rate: 16.0%
Earnings Stabilization Multiplier: .80

As described above, in order to calculate the Target Enhancement Amount, the Target Surrender Value must be calculated, first.  For the sample policy shown above, at the end of year 1, the Target Surrender Value is calculated as (a) plus (b) minus (c) plus (d), where;

(a)  Target Surrender Value: $0
(b)  Premiums received: $25,000
(c)  Any partial surrender: $0
(d) Daily equivalent interest on items (a) and (b) calculated using the Cumulative Target Yield Rate that is shown on the Specification Pages included with your Policy: 5%

This results in a Target Surrender Value at the end of Policy Year 1 to be $26,250.

The Target Enhancement Amount can now be calculated as the Target Surrender Value less the Ending Accumulation Value.  Therefore, the Target Enhancement Amount is equal to $26,250 - $22,000 = $4,250.

We calculate the Maximum Enhancement Amount which is calculated as (a) multiplied by (b), where:

(a)  the Maximum Enhancement Premium which is equal to the lesser of:
(i) the sum of the premiums paid during the Policy Year; less the sum of any partial surrenders during the Policy Year: $25,000 – $0 = $25,000
(ii) the Target Premium for the Policy Year multiplied by (Total Specified Amount/Base Specified Amount): $30,279.95 multiplied by ($750,000 / $750,000) = $30,279.95; and
(b)  the applicable Maximum Enhancement Rate: 16.0% = 0.16

Thus, the results is a Maximum Enhancement Amount = $25,000 x 0.16 or $4,000

Accordingly, the Earnings Stabilization Enhancement at the end of year 1 is calculated as (a) times the lesser of (b) or (c):

(a) Earnings Stabilization Multiplier = 0.80;
(b) Target Enhancement Amount = $4,250; and
(c) Maximum Enhancement Amount = $4,000

Thus, the Earnings Stabilization Enhancement for year 1 is (0.80 x $4,000) = $3,200

The ending Surrender Value can now be calculated as the ending Accumulation Value for year 1 ($22,000) plus the applicable Earnings Stabilization Enhancement ($3,200) which equals $25,200.

For Policies with a Term Insurance Rider: The following example demonstrates a hypothetical “Earnings Stabilization Enhancement” calculation for the first policy year for a Policy with a term insurance rider.

Sample Policy:

Insured: Male, Standard Non-tobacco, age 40
Base Policy Specified Amount: $750,000
Term Policy Specified Amount: $250,000
Premium Paid: $25,000
Target Premium: $30,279.95
Ending Accumulation Value: $22,000
Cumulative Target Yield Rate: 5.0%
Maximum Enhancement Rate: 16.0%
Earnings Stabilization Multiplier: 0.80

As described above, in order to calculate the Target Enhancement Amount, the current Target Surrender Value must be calculated, first.  For the sample policy shown above, at the end of year 1, the Target Surrender Value is calculated as (a) plus (b) minus (c) plus (d), where;

(a)      Target Surrender Value as of the Inception Date  $0
(b)     All premiums received in the first Policy Year : $25,000
(c)     Any partial surrenders in the first Policy Year: $0
(d)     Daily equivalent interest on items (a) and (b) and (c) calculated using the Cumulative Target Yield Rate that is shown on the Specification Pages included with your Policy: 5%,

This results in a Target Surrender Value at the end of Policy Year 1 to be $26,250.

The Target Enhancement Amount can now be calculated as the Target Surrender Value less the Ending Accumulation Value.  Therefore, the Target Enhancement Amount is equal to $26,250 - $22,000 = $4,250.

We calculate the Maximum Enhancement Amount which is calculated as (a) multiplied by (b) multiplied by (c), where:

(a)  the Maximum Enhancement Premium which is equal to the lesser of:
(i) the sum of the premiums paid during the Policy Year; less the sum of any partial surrenders during the Policy Year: $25,000 – $0 = $25,000
(ii) the Target Premium for the Policy Year multiplied by (Total Specified Amount/Base Specified Amount): $30,279.95 ($1,000,000 / $750,000) = $40,373.27; and
(b)  the applicable Maximum Enhancement Rate: 16.0% = 0.16
(c)  the Term Blend Adjustment Factor multiplied by (Base Specified Amount/Total Specified Amount):   0.75 +0.25 multiplied by (750,000/1,000,000) = 0.9375

Thus, the Maximum Enhancement Amount = $25,000 x 0.16 x 0.9375 or $3,750

Accordingly, the Earnings Stabilization Enhancement at the end of year 1 is calculated as (a) times the lesser of (b) or (c):

(a) Earnings Stabilization Multiplier = 0.80;
(b) Target Enhancement Amount = $4,250; and
(c) Maximum Enhancement Amount = $3,750

Thus, the Earnings Stabilization Enhancement for year 1 is (0.80 * $3,750) = $3,000

The ending Surrender Value can now be calculated as the ending Accumulation Value for year 1 ($22,000) plus the applicable Earnings Stabilization Enhancement ($3,000) which equals $25,000.

Additional terms to consider:

If the Insured dies while the rider is In Force, the Death Benefit Proceeds payable will be equal to the greater of:

1.	The amount determined under the Death Benefit Option in effect at the time of the Insured's death less any Indebtedness and overdue deductions calculated as of the Insured’s date of death; or

2.
An amount equal to the Accumulation Value of the policy plus any applicable Earnings Stabilization Enhancement available under this Rider on the date of death, multiplied by the applicable percentage shown in the Corridor Percentages Table of the Policy Specifications, less any Indebtedness and overdue deductions as of the Insured’s date of death.

If the policy to which the rider is attached has lapsed and is reinstated pursuant to the Reinstatement provision of the policy, the rider will also be reinstated.

Please note that the Earnings Stabilization Enhancement calculated under the rider is subject to the Deferment of Payments provision of the policy to which the rider is attached.